Newegg Commerce, Inc.

21688 Gateway Center Drive, Suite 300

Diamond Bar, CA 91765

June 10, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Nicholas Nalbantian

Re:	Newegg Commerce, Inc. Registration Statement on Form F-3 No. 333-296380

Ladies and Gentlemen:

On behalf of Newegg Commerce, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form F-3 (File No. 333-296380) originally filed on June 1, 2026 (the “Registration Statement”) be accelerated to 4:00 p.m., New York City time, on Friday, June 12, 2026, or as soon as practicable thereafter. The Company respectfully requests that you notify Katherine Blair of such effectiveness by a telephone call to (213) 243-2159.

Should you have any questions regarding the Registration Statement, please contact Katherine Blair.

Thank you for your attention to this matter.

Sincerely,

Newegg Commerce, Inc.

By:	/s/ Christina Ching
Name:	Christina Ching
Title:	Interim Chief Financial Officer

cc:	Katherine Blair, Jones Day